Exhibit 99.1

OUR STORIES

AB lnBev Increases its Humanitarian Relief for Ukraine And Is Forfeiting All Financial Benefits from Stake in Russian Non-Controlled Joint Venture

Posted: March 11, 2022

We are providing critical assistance to our 1,800 employees in Ukraine and their families, including providing housing and financial support. In addition to donating to the Red Cross, we are working in partnership with them, other CPGs and local NGOs to provide food, blankets, medical supplies and 2 million cans of emergency drinking water to Ukraine and surrounding refugee relief areas.

We have a joint venture in Ukraine and Russia with Turkish brewer Anadolu Efes. Yet, we do not have a controlling stake at the joint venture and do not consolidate it in our accounts. We have requested the controlling shareholder to suspend the license for the production and sale of Bud in Russia. Furthermore, we are forfeiting all financial benefit from the joint venture operations.

The joint venture employees in Ukraine and Russia will continue to be supported and paid. We are focused on supporting our employees, their families and the humanitarian relief efforts in Ukraine while wishing for peace.

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements, including statement relating to the future of our joint venture interests. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including as a result of the developing situation in Ukraine and Russia. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.